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                              September 14, 2020

       Pablo Manuel Vera Pinto
       Chief Financial Officer
       Vista Oil & Gas, S.A.B. de C.V.
       Calle Volc  n 150, Floor 5
       Colonia Lomas de Chapultepec, Alcald  a Miguel Hidalgo
       Mexico City, 11000
       Mexico

                                                        Re: Vista Oil & Gas,
S.A.B. de C.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 30,
2020
                                                            File No. 001-39000

       Dear Mr. Pinto:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Information on the Company
       Oil and Natural Gas Reserves
       Reserves, page 83

   1. Expand the information provided in your annual filing on Form 20-F to include the disclosures required in
Items 1203(b), 1203(c) and 1203(d) of Regulation S-K relating to your proved undeveloped
reserves as of December 31, 2019.
       Independent Reserves Engineers, page 86

   2. Expand your disclosure to include the qualifications of the technical person(s) within the third party engineering
firm responsible for overseeing the preparation of the reserves
 Pablo Manuel Vera Pinto
Vista Oil & Gas, S.A.B. de C.V.
September 14, 2020
Page 2
       estimates presented in your filing for Argentina in accordance with Item 1202(a)(7) of
       Regulation S-K.
Drilling Activities, page 90

3. Expand the disclosure of your drilling activities to provide the number of net productive and dry exploratory and development wells drilled in each of the last three fiscal years by geographical area. Refer to the disclosure requirements in Items 1205(a)(1) and
       1205(a)(2) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 35. Supplementary Information on Oil and Gas Activities
Estimated Oil and Gas Reserves, page F-108

4. Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, underlying a significant change so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. For example, the explanation for revisions of
       previous estimates identifies a single factor that is    mainly
responsible for the change
       in each of the periods presented, but does not appear to fully address the change in this line item. Refer to the disclosure requirements in FASB ASC
932-235-50-5.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or
Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                             Sincerely,
FirstName LastNamePablo Manuel Vera Pinto
                                                             Division of
Corporation Finance
Comapany NameVista Oil & Gas, S.A.B. de C.V.
                                                             Office of Energy &
Transportation
September 14, 2020 Page 2
cc:       Emilio Minvielle
FirstName LastName